WNS Announces Voluntary Debt Prepayment

NEW YORK, April 2, 2009 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced that it intends to make a voluntary prepayment of $5 million on its existing $200 million term loan facility in early April 2009 as permitted under the terms of the loan agreement.

The loan, which matures in January 2013, was used to finance the July 2008 acquisition of Aviva Global Services, the captive BPO business of Aviva, one of the world’s largest insurance groups. WNS will also make a scheduled $20 million payment on the facility in July 2009, pursuant to the terms of the loan agreement.

“Our ability to make a meaningful prepayment on this facility using our available cash is indicative of the cash flows generated by our business, our strong balance sheet and the overall financial health of WNS, as well as the successful integration of Aviva Global Services into the rest of our company,” said Alok Misra, WNS’s Group CFO. “Depending on market conditions, we will consider making additional prepayments on this loan in the future in an effort to further reduce our interest expense.”

The company had $36 million in cash as of December 31, 2008, and a cash balance close to $ 50 million as of the end of March 2009.

About WNS
WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enable WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our pending prepayment and scheduled payment on our loan facility as well as potential prepayment on the loan facility in the future. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the US and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully grow our revenues, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Private Limited and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the US Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:

Investors:
—	Media:
Alan Katz	—
VP — Investor Relations	Josh Passman
WNS (Holdings) Limited	CJPCommunications
+1 212 599-6960 ext. 241	+1 212 279-3115 ext. 203
ir@wnsgs.com	jpassman@cjpcom.com